UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

April 21, 2016

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

Piazzale Cadorna 3, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following is the text of a press release issued on April 21, 2016.

Deposito dell’Annual Report on Form 20-F

Milano, 21 aprile 2016 — Luxottica Group S.p.A. (MTA: LUX; NYSE: LUX), leader nel design, produzione, distribuzione e vendita di occhiali di fascia alta, di lusso e sportivi, annuncia il deposito dell’“Annual Report on Form 20-F” relativo all’esercizio 2015 presso la Securities and Exchange Commission americana. Il Form è disponibile sul sito internet www.luxottica.com nella sezione Company/Investors/Annual Reports and Publications/SEC filings & 20F, presso la sede sociale, presso il meccanismo di stoccaggio autorizzato eMarket Storage all’indirizzo www.emarketstorage.com e sul sito della Securities and Exchange Commission americana (www.sec.gov). La copia cartacea del documento può essere richiesta gratuitamente al seguente indirizzo email: investorrelations@luxottica.com.

***

Annual Report on Form 20-F available

Milan, Italy — April 21, 2016 - Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX), a leader in the design, manufacture and distribution of fashion, luxury and sports eyewear, announces that the Group’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015 has been filed with the U.S. Securities and Exchange Commission (SEC). The report is available in the Company/Investors/Annual reports and publications/SEC filings & 20F/Form 20-F section of the Company’s website www.luxottica.com, from its registered office, on the authorized “eMarketStorage” platform available at www.emarketstorage.com, and on the SEC website (www.sec.gov). Requests for hard copies of Luxottica Group’s audited consolidated financial statements (free of charge) may be made by contacting the Company’s investor relations department at investorrelations@luxottica.com.

Contacts

Alessandra Senici

Group Investor Relations and Corporate Communications Director

Tel.: +39 (02) 8633 4870

Email: InvestorRelations@luxottica.com

http://www.luxottica.com/en/investors/contacts

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ MICHAEL A. BOXER
Date: April 21, 2016		MICHAEL A. BOXER
Group General Counsel